UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: November 26, 2003

                        Commission File Number 01-18898
                                              ---------

                                  ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
                -----------------------------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F X        Form 40-F
                                ---                ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes          No X
                              ---         ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -----------------.

     On November 26, 2003, Koninklijke Ahold N.V. ("Ahold" or the "Company") issued the following three press releases: one announcing the terms of its proposed rights offering, a second announcing Ahold's results for the first three quarters of 2003 and a third explaining certain corrections made to a press release issued earlier in the day on November 26, 2003, announcing results for the first three quarters of 2003. Copies of these three press releases are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ROYAL AHOLD


                                          /s/ H.R. Ryopponen
                                  ------------------------------------------
Date:  November 28, 2003          By:     H.R. Ryopponen
                                  Title:  Executive Vice President and CFO

                                LIST OF EXHIBITS



The following exhibits have been filed as part of this Form 6-K:


Exhibit        Description
-------        -----------

99.1 Ahold press release, dated November 26, 2003, announcing the terms of its proposed rights offering

99.2 Ahold press release, dated November 26, 2003, announcing its results for the first three quarters of 2003

99.3 Ahold press release, dated November 26, 2003, explaining certain corrections made to a press release issued earlier in the day on November 26, 2003, announcing results for the first three quarters of 2003